Expense Reimbursement and Fee Waiver Agreement

This Expense Reimbursement and Fee Waiver Agreement (this “Agreement”) is entered into between Roundhill ETF Trust, a Delaware statutory trust (the “Trust”), and Roundhill Financial Inc., a Delaware limited liability company (“Roundhill”), as of February 28, 2024.

Recitals:

A. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various series of open-end exchange-traded funds (each, a “Fund”), set forth on Exhibit A hereto.

B. Roundhill is the investment adviser to each Fund and is paid an annual management fee by each Fund.

C. Roundhill has voluntarily agreed to waive its management fee and reimburse certain expenses to prevent a Fund’s expense ratio from exceeding a particular expense cap for a term provided therein.

D. Roundhill and the Trust desire to more fully describe and document the above-described fee waivers and expense reimbursements all in accordance with the terms and provisions hereinafter set forth.

Now, Therefore, in consideration of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

Section 1. Definitions. The following terms shall have the following definitions in this Agreement:

“Expense Ratio” is defined as a Fund’s annual investment management fees and acquired fund fees and expenses (but excludes interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes (of any kind or nature, including, but not limited to, income, excise, transfer and withholding taxes), brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants) or in connection with creation and redemption transactions (including without limitation any fees, charges, taxes, levies or expenses related to the purchase or sale of an amount of any currency, or the patriation or repatriation of any security or other asset, related to the execution of portfolio transactions or any creation or redemption transactions), accrued deferred tax liability, fees and expenses payable related to the provision of securities lending services, legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act) as a percentage of such Fund’s daily net asset value.

“Expense Cap” shall be equal to an Expense Ratio for the Funds as set forth on Exhibit A.

Section 2. Waiver of Fees and Reimbursement of Expenses. Roundhill will waive investment management fees payable to it by a Fund and/or reimburse a Fund for other expenses borne by such Fund up to such Fund’s respective Expense Cap set forth on Exhibit A for the term set forth on Exhibit A (the “Expense Cap Term”). The aggregate amount of investment management fees waived and expenses reimbursed for a Fund from time to time under this Agreement for a particular Fund shall collectively be referred to as the “Reimbursed Amount.” The Reimbursed Amount shall be accrued and paid on a monthly basis for each Fund but calculated and settled on an annual fiscal year basis.

Section 3. Roundhill and/or a Fund’s Administrator shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the Reimbursed Amount on a monthly basis for each Fund.

Section 4. Term and Continuation. This Agreement shall be effective on the date provided on Exhibit A (the “Effective Date”) for a Fund. This Agreement shall continue in effect for each respective Fund until the conclusion of the Expense Call Term unless the Agreement is continued for additional periods as agreed to by the parties. This Agreement may be terminated by the Board of Trustees of the Trust, on behalf of a Fund, at any time, upon sixty (60) days’ written notice to the other party, and by Roundhill upon the conclusion of the Expense Cap Term, upon sixty (60) days’ written notice to the other party.

Section 5. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party’s signature on this Agreement.

Section 6. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 7. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Roundhill Financial Inc.		Roundhill ETF Trust

By:	/s/ Will Hershey	By:	/s/ Timothy Maloney
	Name: Will Hershey		Name: Timothy Maloney
	Title: Chief Executive Officer		Title: Chairman of the Board, Treasurer and Chief Financial Officer

Exhibit A
(Effective as of February 28, 2024)

Name of Fund	Expense Cap	Effective Date of Expense Cap Term	Conclusion of Expense Cap Term
Roundhill Daily 2X Long Magnificent Seven ETF	0.95%	February 28, 2024	February 28, 2027